UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars)

	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$126,892	$117,528
Amounts receivable and prepaid expenses	3	2,866	4,482
Investments in marketable securities	4	17,756	8,750
Assets held for distribution	5	83,878	83,388
		231,392	214,148
Non-current assets
Long-term investments	4	-	1,074
Other long-term assets and receivables	6	170,454	170,454
Mineral interests, property and equipment	7	1,375,683	1,347,672
Deferred income tax assets	5	263	12,412
Reclamation deposits	9	22,040	22,089
		1,568,440	1,553,701
Total assets		1,799,832	1,767,849

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	$12,600	$17,565
Lease obligations		533	366
Provision for reclamation liabilities	9	1,406	3,044
Liabilities held for distribution	5	19,954	19,908
		34,493	40,883
Non-current liabilities
Secured note liabilities	10	557,442	598,517
Lease obligations		1,123	1,073
Provision for reclamation liabilities	9	3,999	2,405
		562,564	601,995
Total liabilities		597,057	642,878

Shareholders’ equity	11	1,202,775	1,124,971
Total liabilities and shareholders’ equity		$1,799,832	$1,767,849
Subsequent events (Note 10), commitments and contingencies (Note 16)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars except common share and per common share amounts)

	Notes	Three months ended March 31,
		2026	2025
Remeasurement gain (loss) on secured notes	10	$(2,579)	$16,281
Corporate and administrative expenses	14	(6,145)	(4,354)
Foreign exchange gain (loss)		(7,148)	1,926
Remeasurement gain on loss of significant influence	4	7,333	-
Expenses related to assets held for distribution	5	(600)	-
Interest income		971	878
Other income - flow-through shares	11	-	295
Finance costs and other		(20)	(130)
Income (loss) before income taxes		(8,188)	14,896
Income tax recovery (expense)		1,541	(4,345)
Net income (loss)		$(6,647)	$10,551

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement gain (loss) on secured notes	10	$51,310	$(7,102)
Remeasurement gain on marketable securities	4	599	1,214
Tax impact		(13,934)	1,755
Total other comprehensive income (loss)		37,975	(4,133)
Total comprehensive income		$31,328	$6,418

Weighted average number of common shares outstanding
Basic	11	107,115,005	95,651,182
Diluted	11	107,115,005	96,021,776

Income (loss) per share
Basic	11	$(0.06)	$0.11
Diluted	11	$(0.06)	$0.11
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited, expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Stock-based Compensation Reserve	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (loss)	Total Equity
As at December 31, 2025	106,554,091	$1,377,773	$7,362	$39,484	$(271,062)	$(28,586)	$1,124,971
Share issuance:
Interest expense paid in shares	248,122	8,357	-	-	-	-	8,357
At-The-Market offering	759,222	36,560	-	-	-	-	36,560
RSUs/DSUs vested	59,870	658	(658)	-	-	-	-
Share issuance costs	-	(741)	-	-	-	-	(741)
Deferred tax on share issuance costs	-	199	-	-	-	-	199
Stock-based compensation	-	-	2,101	-	-	-	2,101
Other comprehensive income	-	-	-	-	-	37,975	37,975
Net loss	-	-	-	-	(6,647)	-	(6,647)
As at March 31, 2026	107,621,305	$1,422,806	$8,805	$39,484	$(277,709)	$9,389	$1,202,775
As at December 31, 2024	91,912,919	$1,051,755	$4,198	$39,484	$(217,890)	$(34,529)	$843,018
Share issuance:
Bought deal and private placement, net of costs	8,180,000	136,787	-	-	-	-	136,787
Interest expense paid in shares	323,445	5,247	-	-	-	-	5,247
At-The-Market offering	126,750	2,255	-	-	-	-	2,255
Share issuance costs	-	(669)	-	-	-	-	(669)
Deferred tax on Share issuance costs	-	1,722	-	-	-	-	1,722
Stock-based compensation	-	-	1,062	-	-	-	1,062
Other comprehensive loss	-	-	-	-	-	(4,133)	(4,133)
Net income	-	-	-	-	10,551	-	10,551
As at March 31, 2025	100,543,114	$1,197,097	$5,260	$39,484	$(207,339)	$(38,662)	$995,840
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2026	2025
Operating Activities
Net income (loss)	$(6,647)	$10,551
Adjustment for non-cash items:
Remeasurement (gain) loss on secured notes	2,579	(16,281)
Unrealized foreign exchange (gain) loss	7,657	(518)
Fair value gain on investments	(7,333)	-
Other income - flow-through shares	-	(295)
Stock-based compensation	2,101	1,062
Income tax (recovery) expense	(1,541)	4,345
Other non-cash items	(643)	163
Adjustment for cash items:
Environmental rehabilitation disbursements	(57)	(51)
Changes in working capital items:
Amounts receivable and prepaid expenses	28	(131)
Accounts payable and accrued liabilities	(449)	(484)
Net cash used in operating activities	(4,305)	(1,639)

Investing Activities
Mineral interests, property and equipment	(22,302)	(14,253)
Prepayment to BC Hydro	-	(15,600)
Net change in reclamation deposits	-	218
Net cash used in investing activities	(22,302)	(29,635)

Financing Activities
Share issuance, net of costs	35,819	138,372
Payment of lease liabilities	(82)	(131)
Net cash from financing activities	35,737	138,241
Effects of exchange rate fluctuation on cash and cash equivalents	675	(21)
Increase in cash and cash equivalents - all operations	9,805	106,946
Decrease in cash and cash equivalents - held for distribution	(441)	-
Net increase in cash and cash equivalents	9,364	106,946
Cash and cash equivalents, beginning of period	117,528	49,815
Cash and cash equivalents, end of period	$126,892	$156,761
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Notes to the condensed consolidated interim financial statements
As at and for the three months ended March 31, 2026 and 2025
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, unless otherwise noted)
1.     Reporting entity
Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining Inc., Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp., and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.
In December 2025, the Company announced a plan to spin out its 100%‑owned Courageous Lake Gold Project, located in the Northwest Territories of Canada and held through its wholly owned subsidiary, Seabridge Gold (NWT) Inc., into a separate publicly listed company, Valor Gold Corp., with shares to be distributed pro‑rata to the Company’s shareholders. The Board has approved the transaction, and the transaction is expected to be completed in 2026, subject to customary shareholder, court and regulatory approvals. As a result of this planned transaction, the assets associated with the Courageous Lake Project have been classified as Held for Distribution in accordance with IFRS 5, Non‑current Assets Held for Sale and Discontinued Operations (Note 5).
2.     Basis of preparation
a)Statement of compliance
These unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using accounting policies consistent with those used by the Company in preparing the consolidated financial statements as at and for the year ended December 31, 2025, except for the adoption of amendments to IFRS 9 “Financial Instruments” and IFRS 7 (see Note 2.b), and should be read in conjunction with the Company’s audited annual consolidated financial statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on May 13, 2026.
b)Amended IFRS standard effective January 1, 2026
On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The application of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

c)Accounting pronouncements issued but not yet effective
On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
3.    Amounts receivable and prepaid expenses

($000s)	March 31, 2026	December 31, 2025
GST/HST	990	2,709
Prepaid expenses and other receivables	1,876	1,773
	2,866	4,482
4.    Investments

($000s)	January 01, 2026	Fair value through other comprehensive income	Remeasurement gain on loss of significant influence	March 31, 2026
Investments gold exchange-traded receipt	8,668	597	-	9,265
Investment in Paramount	1,074	-	7,333	8,407
Other investments	82	2	-	84
Investments in marketable securities	9,824	599	7,333	17,756
The Company holds an equity interest in Paramount Gold Nevada Corp. (“Paramount”). Prior to the quarter ended March 31, 2026, the investment was classified as an investment in associate and accounted for using the equity method under IAS 28, based on management’s assessment that the Company had the ability to exercise significant influence. As at March 31, 2026, management reassessed the Company’s 4.2% interest in Paramount (December 31, 2025 - 4.6%) and concluded that it no longer exercises significant influence due to the retirement of the Company’s Chief Financial Officer, after which the Company retained only a single board representation, and the absence of substantive governance or contractual rights to participate in Paramount’s financial and operating policy decisions. As a result, the investment no longer met the definition of an investment in associate and was reclassified.
Upon the loss of significant influence, the retained interest was remeasured to fair value, resulting in a remeasurement gain of $7.3 million recognized during the period. Following the remeasurement, the investment was designated at fair value through other comprehensive income (“FVOCI”), as the investment is held for long‑term strategic purposes and is not held for trading, with subsequent fair value changes recognized in other comprehensive income. As at March 31, 2026, the fair value of the Company’s investment in Paramount was $8.4 million, based on the quoted market price of Paramount’s common shares at the reporting date.
5.    Assets held for distribution
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in the Northwest Territories of Canada.
In December 2025, the Company announced a plan to spin-out its Courageous Lake gold project into a separate publicly listed company, Valor Gold Corp. The assets and the liabilities associated with the project, consisting of mineral interests and deferred tax liabilities, have been classified as held for distribution.

The assets and liabilities that are included in held for distribution are summarized below:

($000s)	March 31, 2026	December 31, 2025
Assets held for distribution
Mineral interests, property and equipment	83,878	83,388
Liabilities held for distribution
Deferred income tax liabilities	(19,954)	(19,908)
	63,924	63,480
During the three months ended March 31, 2026, the Company incurred $0.6 million of general and administrative costs related to the planned spin‑out of the Courageous Lake gold project. These costs are presented separately in the condensed consolidated interim statements of operations and are not included in the assets and liabilities classified as held for distribution.
6.    Other long-term assets and receivables

($000s)	March 31, 2026	December 31, 2025
BC Hydro [1]	161,093	161,093
Canadian Exploration Expenses [2]	9,361	9,361
	170,454	170,454
1.In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to KSM. Pursuant to signing the Facilities Agreement and subsequent amending agreements, as at March 31, 2026, the Company had made $161.1 million (2025 - $161.1 million) payments to BC Hydro. Of the $161.1 million, $86.2 million was the cost to complete the construction, and $74.7 million were deposits for the system reinforcement that is required to make the power available.
2.In 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported by the Company as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagreed with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors' agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain of these investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at March 31, 2026. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.3 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company does not consider it probable that there will ultimately be an amount payable.

7. Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets [1]	Total
Cost
As at January 1, 2025	802,590	277,979	175,722	2,728	1,259,019
Additions	104,751	77,174	45	565	182,535
Reclassification to assets held for distribution	(83,389)	-	-	-	(83,389)
As at December 31, 2025	823,952	355,153	175,767	3,293	1,358,165
Additions	8,673	19,864	-	300	28,837
Reclassification to assets held for distribution	(173)	-	-	-	(173)
As at March 31, 2026	832,452	375,017	175,767	3,593	1,386,829
Accumulated Depreciation
As at January 1, 2025	-	-	6,192	1,403	7,595
Depreciation expense [2]	-	-	2,475	423	2,898
As at December 31, 2025	-	-	8,667	1,826	10,493
Depreciation expense [2]	-	-	569	84	653
As at March 31, 2026	-	-	9,236	1,910	11,146
Net Book Value
As at December 31, 2025	823,952	355,153	167,100	1,467	1,347,672
As at March 31, 2026	832,452	375,017	166,531	1,683	1,375,683
1.Right-of-use assets consist of property and equipment related to assets leased and accounted for under IFRS 16
2.Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress

Mineral interests, property and equipment additions by project are as follows.

($000s)	Balance at January 1, 2026	Additions					Reclassification to assets held for distribution	Balance at March 31, 2026
		Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions
Additions
KSM	1,176,836	6,772	19,864	-	300	26,936	-	1,203,772
Courageous Lake	-	173	-	-	-	173	(173)	-
Bronson Corridor	101,001	883	-	-	-	883	-	101,884
Snowstorm	42,055	343	-	-	-	343	-	42,398
3 Aces	36,793	416	-	-	-	416	-	37,209
Grassy Mountain	869	86	-	-	-	86	-	955
Corporate	611	-	-	-	-	-	-	611
Total	1,358,165	8,673	19,864	-	300	28,837	(173)	1,386,829

($000s)	Balance at January 1, 2025	Additions					Reclassification to assets held for distribution	Balance at December 31, 2025
		Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions
Additions
KSM	1,023,292	75,760	77,174	45	565	153,544	-	1,176,836
Courageous Lake	82,609	780	-	-	-	780	(83,389)	-
Bronson Corridor	81,140	19,861	-	-	-	19,861	-	101,001
Snowstorm	40,538	1,517	-	-	-	1,517	-	42,055
3 Aces	30,058	6,735	-	-	-	6,735	-	36,793
Grassy Mountain	771	98	-	-	-	98	-	869
Corporate	611	-	-	-	-	-	-	611
Total	1,259,019	104,751	77,174	45	565	182,535	(83,389)	1,358,165
Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.
a)KSM
In 2001, the Company acquired a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor retained a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million if a positive feasibility study demonstrates an after-tax internal rate of return, including financing costs, of 10% or higher.
In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for KSM.
In December 2020, the Company purchased the East Mitchell property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM’s Mitchell deposit, was purchased for $127.5 million in cash, a 1.5% net smelter royalty on East Mitchell, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

Additions to construction in progress consisted of $10.9 million (Q1 2025 - $8.1 million) of KSM assets under construction costs, $8.4 million (Q1 2025 - $8.7 million) of capitalized borrowing costs, and $0.6 million (Q1 2025 - $0.7 million) of capitalized depreciation expense.
b)Bronson Corridor (formerly known as Iskut Project)
On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Bronson Corridor Project, located in northwestern British Columbia.
c)Snowstorm
In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million, payable to Paulson Gold Holdings, LP, if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold mineral resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million, to the same party, on the delineation of an additional five million ounces of gold mineral resources.
d)3 Aces
In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will pay an additional $1.25 million.
e)Grassy Mountain
In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the election of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020. As of March 31, 2026, no amount has been received or accrued in respect of this payment.
8.    Accounts payable and accrued liabilities

($000s)	March 31, 2026	December 31, 2025
Trade payables	2,660	13,047
Non-trade payables and accrued liabilities	9,940	4,518
	12,600	17,565
9.    Provision for reclamation liabilities
The provision for reclamation liabilities represents the estimated present value of future costs to rehabilitate disturbed areas and meet environmental closure obligations. As at March 31, 2026, the provision for reclamation liabilities amounted to $5.4 million (December 31, 2025 - $5.4 million), of which $1.4 million is classified as current and $4.0 million as long‑term.

The movements in the provision for reclamation liabilities during the three months ended March 31 were as follows:

($000s)	Three months ended March 31,
	2026	2025
Beginning of period	5,449	7,292
Disbursements	(57)	(51)
Accretion	13	37
End of period	5,405	7,278

The provision is measured using discounted future cash flows. The expected timing of cash outflows required to settle the obligations is primarily over the next three years. The nominal discount rate used to calculate the present value of the reclamation obligations was 2.8% at March 31, 2026 (December 31, 2025 - 2.6%).

As at March 31, 2026, the Company has placed a total of $22.0 million (December 31, 2025 - $22.1 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposits. As at March 31, 2026, and December 31, 2025, the Company had $10.0 million of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to KSM.
10. Secured Note liabilities
i.2022 Secured Note
On March 24, 2022, the Company, through its wholly-owned subsidiary, KSM Mining Inc. (“KSMCo”) sold a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its KSM Project to the noteholder for US$225 million. The key terms of the 2022 Secured Note include:
•When the 2022 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first of:
a)Commercial production being achieved at KSM; and
b)March 24, 2032, or if the Environmental Assessment Certificate (“EAC”) expires, and the noteholder does not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares but subject to the limitation that no amount payable can be paid in common shares if, after the payment, the noteholder (on its own or when aggregated with the holdings of any person owning a beneficial interest in the 2022 Secured Note) would own more than 9.9% of the Company’s outstanding shares.
•The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the noteholder a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production was not in place by March 24, 2027, the noteholder could put the 2022 Secured Note back to the Company for US$232.5 million, (“Silver Financing Put”) with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted above. This right expires once such project financing is in place. If the noteholder exercises this put right, their right to purchase the Silver Royalty terminates.

Subsequent to March 31, 2026, the 2022 Secured Note agreement was amended, extending the Silver Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$247.1 million.
•If KSM’s EAC expires at any time while the 2022 Secured Note is outstanding, the noteholder can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted above. If the noteholder exercises this put right, their right to purchase the Silver Royalty terminates.
•If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the noteholder will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the noteholder, this increase will occur at the thirteenth anniversary from closing). As at March 31, 2026 and December 31, 2025, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty.
•The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
To satisfy the interest payment on the 2022 Secured Note, the Company issued 148,873 common shares, in respect of the interest incurred during the three months ended March 31, 2026 (Q1 2025 - 323,445 common shares).
A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.
The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production securing project financing, silver prices and discount rates. As at March 31, 2026, the fair value of the 2022 Secured Note is determined based on the assumption that the EAC will not expire.
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the Silver Financing Put would become exercisable in 2028.
As at March 31, 2026 and December 31, 2025, the fair value of the 2022 Secured Note exceeded the discounted value of the contractual cash flows related to the 2022 Secured Note, leading the Company to record the higher amount.
During the three months ended March 31, 2026, the fair value of the 2022 Secured Note decreased, and the Company recognized a gain of $17.1 million (Q1 2025 - a loss of $3.5 million). The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	March 31, 2026	December 31, 2025
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price on March 31, 2026, and December 31, 2025 [1]	$72.69	$71.99
Royalty rate	75%	75%
Risk-free rate	4.9%	4.8%
Credit spread	5.5%	4.6%
Share price volatility	60%	60%
Silver royalty discount factor	15.4%	14.5%
1.The metal prices used in the model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The movements in the carrying value of the 2022 Secured Note during the three months ended March 31 were as follows:

($000s)	March 31, 2026	March 31, 2025
Fair value beginning of the period	334,330	313,766
Change in fair value (gain) loss through profit and loss	5,053	2,577
Change in fair value (gain) loss through other comprehensive income (loss)	(26,529)	1,218
Foreign currency translation (gain) loss	4,361	(277)
Total change in fair value	(17,115)	3,518

Fair value end of the period	317,215	317,284
Sensitivity Analysis:
For the fair value of the 2022 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Silver price forward curve	•Future silver prices were 10% higher	$19.8
	•Future silver prices were 10% lower	$(20.0)
•Discount rates	•Discount rates were 1% higher	$(28.0)
	•Discount rates were 1% lower	$32.2
Key unobservable inputs
•Forecasted silver production	•Metal production volumes were 10% higher	$19.8
	•Metal production volumes were 10% lower	$(20.0)

ii.2023 Secured Note
On June 29, 2023, the Company and KSMCo, sold a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM for US$150 million. The key terms of the 2023 Secured Note include:

•When the 2023 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:
a)Commercial production being achieved at KSM; and
b)March 24, 2032 or, if the EAC expires and the noteholder does not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Under the terms of the agreement, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) was deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) was settled in shares on December 29, 2025.
•The Company can elect to satisfy quarterly interest payments, by paying in cash or Seabridge common shares at its option subject to limitations noted below. If commercial production is not achieved at KSM prior to March 24, 2032, the NSR on the Maturity Date will increase to 1.25%
•The Company has the option to buyback 50% of the NSR to a 0.5% NSR (or to 0.625%) on or before three years after commercial production has been achieved, for an amount that provides the noteholder a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production was not in place by March 24, 2027, the noteholder could put the 2023 Secured Note back to the Company for US$155 million, (“NSR Financing Put”) plus accrued and unpaid interest. This put right expires once such project financing is in place. If the noteholder exercises this put right, their right to purchase the NSR terminates.
Subsequent to March 31, 2026, the 2023 Secured Note agreement was amended, extending the NSR Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$164.8 million.

•If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, the noteholder can put the 2023 Secured Note back to the Company at any time over the following nine months for US$165 million plus accrued and unpaid interest.
If the noteholder exercises this put right, their right to purchase the NSR terminates.
•The Company can elect to satisfy payments due on the exercise of either of the put rights in cash or by delivering common shares at its options subject to limitations noted below.
•No amount payable shall be paid in common shares if, after the payment, the noteholder would own more than 9.9% of the Company’s outstanding shares.
•The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
To satisfy the interest payment on the 2023 Secured Note for the three months ended March 31, 2026, the Company issued 99,249 common shares in settlement of interest incurred during the period. Interest incurred during the three months ended March 31, 2025 was accrued as Deferred Interest. The Interest Deferral Amount was settled on December 29, 2025 through the issuance of 774,841 Seabridge common shares.
A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production, securing project financing, metal prices forecast and discount rates. As at March 31, 2026, the fair value of the 2023 Secured Note is determined based on the assumption that the EAC will not expire.
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the NSR Financing Put would become exercisable in 2028.
As at March 31, 2026, and December 31, 2025, the fair value of the 2023 Secured Note exceeded the discounted value of the contractual cash flows related to the NSR Financing Put embedded within the note, leading the Company to record the higher amount.
During the three months ended March 31, 2026, the fair value of the 2023 Secured Note decreased, and the Company recognized a gain of $24.0 million (Q1 2025 - $9.7 million gain). The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	March 31, 2026	December 31, 2025
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metals spot prices on March 31, 2026, and December 31, 2025: [1]
Gold per ounce	$4,553.95	$4,307.95
Silver per ounce	$72.69	$71.99
Copper per pound	$5.60	$5.63
Molybdenum per pound	$26.81	$21.50
NSR Rate	1.25%	1.25%
Risk-free rate	4.9%	4.8%
Credit spread	5.5%	4.6%
Share price volatility	60%	60%
NSR royalty discount factor	15.4%	14.5%
1.The metal prices used in the model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The movements in the carrying value of the 2023 Secured Note during the three months ended March 31 were as follows:

($000s)	March 31, 2026	March 31, 2025
Fair value beginning of the period	264,187	248,786
Change in fair value (gain) loss through profit and loss	(2,474)	(15,360)
Change in fair value (gain) loss through other comprehensive income (loss)	(24,781)	5,884
Foreign currency translation (gain) loss	3,295	(241)
Total change in fair value	(23,960)	(9,717)

Fair value end of the period	240,227	239,069

Sensitivity Analysis:
For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Metals price forward curve	•Future metal prices were 10% higher	$16.2
	•Future metal prices were 10% lower	$(16.5)
•Discount rates	•Discount rates were 1% higher	$(25.6)
	•Discount rates were 1% lower	$30.2
Key unobservable inputs
•Forecasted metal production	•Metal production volumes were 10% higher	$16.0
	•Metal production volumes were 10% lower	$(16.0)
11.    Shareholders’ equity
The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at March 31, 2026 or March 31, 2025.
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company anticipates spending its existing working capital and raising additional amounts as needed.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the first quarter of 2026. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.
a)Equity financings
The Company had an At‑The‑Market (“ATM”) offering program in place under its US$750 million Shelf Registration Statement. In the first quarter of 2025, the Company filed a prospectus supplement and entered into an agreement with two securities dealers, enabling the Company, at its discretion and from time to time, to sell up to US$100 million of common shares under the ATM program.
During the first quarter of 2026, the Company issued 759,222 common shares at an average selling price of $48.15 per share for net proceeds of $35.8 million. The ATM is now fully exhausted.
In the first quarter of 2025, the Company issued 126,750 common shares at an average selling price of $17.79 per share for net proceeds of $2.2 million.
b)Share-based payments
The Company provides share‑based compensation to officers and employees in the form of restricted share units (“RSUs”) and to the directors as deferred share units (“DSUs”) in accordance with the Seabridge Gold Inc. Restricted Share Unit and Deferred Share Unit Plan (the “Plan”). All awards granted under the Plan are equity‑settled and are accounted for in accordance with IFRS 2 – Share‑based Payment.
RSUs
RSUs are granted to employees and officers of the Company and vest in accordance with the vesting conditions specified in the applicable award agreements. RSUs may contain service‑based, performance‑based, and market‑based vesting conditions. Upon vesting, each RSU entitles the holder to receive one common share of the Company, net of any applicable withholding taxes. Unvested RSUs are forfeited if the vesting conditions are not satisfied.
DSUs
DSUs are granted to directors of the Company and vest in accordance with the terms of the applicable award agreements. DSUs are not payable until the holder ceases to provide services to the Company, after which the holder is entitled to receive one common share of the Company for each DSU held. DSUs do not carry voting rights, and dividend equivalents declared on the Company’s common shares are credited to the holder in the form of additional DSUs prior to settlement.
The following tables summarize the changes in RSUs and DSUs:

	RSUs	DSUs	Total
Outstanding balance January 1, 2026	888,896	82,900	971,796
Granted	6,000	-	6,000
Settled	(59,870)	-	(59,870)
Expired/forfeited	(9,505)	-	(9,505)
Outstanding balance March 31, 2026	825,521	82,900	908,421

	RSUs	DSUs	Total
Outstanding balance January 1, 2025	782,801	54,500	837,301
Granted	195,100	40,400	235,500
Settled	(80,173)	(12,000)	(92,173)
Expired/forfeited	(8,832)	-	(8,832)
Outstanding balance December 31, 2025	888,896	82,900	971,796
Fair value measurement and expense recognition
The grant‑date fair value of RSUs and DSUs is based on the quoted market price of the Company’s common shares on the grant date.
For RSUs that include market‑based vesting conditions, the grant‑date fair value incorporates the effect of such conditions using an appropriate valuation methodology consistent with IFRS 2. Market‑based vesting conditions are not adjusted for actual outcomes and are reflected in compensation expense regardless of whether the market‑based conditions are ultimately satisfied.
For RSUs that include service‑based and non‑market performance vesting conditions, the grant‑date fair value is not adjusted for these conditions. Compensation expense for these awards is recognized over the applicable vesting period and is adjusted for actual forfeitures and the achievement of non‑market performance conditions.
The grant‑date fair value of DSUs is recognized as compensation expense over the applicable service period specified in the award agreement.
Share‑based compensation expense recognized in profit or loss was:

($000s)	Three months ended March 31,
	2026	2025
RSUs	1,992	1,011
DSUs	109	51
	2,101	1,062
c)Basic and diluted net earnings (loss) per common share
Basic and diluted net loss attributable to common shareholders for the three months ended March 31, 2026 was $6.6 million, or $0.06 per share (three months ended March 31, 2025 – net income of $10.6 million, or $0.11 per share).
Net income (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Potentially dilutive instruments are included in diluted earnings per share using the treasury method when applicable. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

(Number of common shares)	Three months ended March 31,
	2026	2025
Basic and diluted weighted average shares outstanding	107,115,005	95,651,182
Weighted average shares dilution adjustments: [1]
Restricted share units	-	370,594
Diluted weighted average shares outstanding	107,115,005	96,021,776

1.As at March 31, 2026, the impact of outstanding potentially dilutive instruments of 617,476 units (March 31, 2025 - nil ) is excluded from the diluted share calculation for loss per share amounts as they are antidilutive.
12.    Cash flow items
Adjustment for other non-cash items within operating activities:

($000s)	Three months ended March 31,
	2026	2025
Remeasurement gain	-	84
Depreciation	19	21
Finance costs, net	13	37
Effects of exchange rate fluctuation on cash and cash equivalents	(675)	21
	(643)	163
13.    Fair value of financial assets and liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.
Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.
Level 3: Inputs are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
The Company’s fair values of financial assets and liabilities were as follows:

($000s)	March 31, 2026
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Investment in marketable securities	17,756	17,756	-	-	17,756

Liabilities
Secured note liabilities	557,442	-	-	557,442	557,442

($000s)	December 31, 2025
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Investment in marketable securities	8,750	8,750	-	-	8,750
Liabilities
Secured note liabilities	598,517	-	-	598,517	598,517
The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.
The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
The Company’s credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.
Liquidity Risk
The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. During the current quarter the Company has utilized all of the available shares under the ATM offering of US$100 million filed under a supplement to the base shelf prospectus.
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2026, the Company had cash and cash equivalents of $126.9 million (December 31, 2025 - $117.5 million) for settlement of current financial liabilities of $14.5 million (December 31, 2025 - $21.0 million). Except for the secured note liabilities and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms.

With respect to the secured notes (Note 10), and following an amendment to the secured note liabilities subsequent to the quarter‑end, as at March 31, 2026, the Company has assessed that the Silver and NSR Financing Puts (“Financing Puts”) are expected to become exercisable on March 24, 2028, and are not exercisable prior to that date. If exercised, the Company would be required to pay US$247.1 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$164.8 million, plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to settle amounts due on exercise of the Financing Puts through the issuance of common shares, subject to ownership limitations, or in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the noteholder’s shareholdings at the date of settlement. As the Financing Puts are not exercisable until March 2028, the Company expects the Financing Puts will become exercisable at that time and no determination regarding the settlement method has been made as at March 31, 2026.
The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	20,352	40,704	40,704	215,454	317,214
2023 Secured Note including interest	13,568	27,136	27,136	172,387	240,227
Lease obligation	878	1,255	424	81	2,638
	34,798	69,095	68,264	387,922	560,079
Market Risk
(a) Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 10) bear interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.
(b) Foreign Currency Risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at March 31, 2026, the Company had cash and cash equivalents, long-term investments, reclamation deposits, accounts payable and secured notes that are in US dollars.
(c) Investment Risk
The Company has investments in other publicly listed exploration companies, including an equity investment in Paramount, which are classified as investments in marketable securities. These shares were received primarily as option payments in connection with certain exploration properties the Company owns or has sold. In addition, the Company holds $9.3 million in a gold exchange-traded receipt, which is also recorded as an investment in marketable securities on the consolidated statements of financial position. These investments are subject to a high degree of risk due to their nature; however, the related carrying amounts are not considered significant to the Company.

14.    Corporate and administrative expenses

($000s)	Three months ended March 31,
	2026	2025
Employee compensation	1,998	1,723
Stock-based compensation	2,101	1,062
Professional fees	911	309
Other general and administrative	1,135	1,260
	6,145	4,354
15.    Related party disclosure
During the three months ended March 31, 2026 and 2025, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
16.    Commitments and contingencies

	Payments due by years
($000s)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note – interest	121,652	15,264	40,704	40,704	24,980
2023 Secured Note – interest	81,101	10,176	27,136	27,136	16,653
Capital expenditure commitments	40,823	40,823	-	-	-
Mineral interests	8,078	326	1,851	2,224	3,677
Lease obligation	2,638	878	1,255	424	81
	254,292	67,467	70,946	70,488	45,391
Prior to maturity, the 2022 Secured Note and the 2023 Secured Note bear interest at 6.5% per annum, or US$14.6 million and US$9.8 million per annum, respectively. Interest is payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.